Peloton Interactive, Inc.

June 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington D.C. 20549

Attention: Charles Eastman and Andrew Blume
    Re:     Peloton Interactive, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2023
Correspondence filed April 15, 2024
File No. 001-39058

Dear Messrs. Eastman and Blume:

Peloton Interactive, Inc. (the “Company,” “we,” or “our”) hereby submits this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 20, 2024, with respect to the above-referenced filing.

Set forth below is the heading and text of each Staff comment, followed by the Company’s response.

Correspondence filed April 15, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 57

1.We note your response to comment 1. In future filings, please provide more detailed disclosures describing the nature and components of your non-GAAP adjustments. For example, if a non-GAAP adjustment includes multiple material components, please quantify and describe each of those components.

Response:

We acknowledge the Staff’s comment and note that, in future filings, the Company intends to provide more detailed disclosures describing the nature and components of our non-GAAP adjustments.

3. Revenue, page 81

2.We note your response to comment 3 and your statement that you consider warranty and services revenues to be immaterial for disclosure under ASC 606-10-50-5 and ASC 280-10-50-40. Please quantify for us the impact of warranty and service revenues on your gross profit and gross profit percentage at both the consolidated level and the Connected Fitness Products segment level. To the extent that warranty revenues materially impact any gross profit measures, ensure you appropriately discuss the impacts within MD&A and expand on why quantification of such revenues is not necessary under the preceding guidance.

Response:

We acknowledge the Staff’s comment and note that extended warranty and service revenues as a percentage of Connected Fitness Products gross profit1 are approximately (26)%, (16)%, and 2% and extended warranty and service revenues as a percentage of total gross profit are approximately 6%, 6%, and 1%, in each case for the fiscal years ending June 30, 2023, 2022, and 2021, respectively. We also note that the impact of removing extended warranty and services revenues from our gross profit would result in a decrease of approximately 6%, 2%, and less than 1% in our Connected Fitness Products gross profit percentage and a decrease of 1%, 1%, and less than 1% in our total gross profit percentage for the fiscal years ending June 30, 2023, 2022, and 2021, respectively.

In future filings, the Company intends to include extended warranty and service revenues in our disclosures under ASC 606-10-50-5 and ASC 280-10-50-40. We also intend to include a discussion of the impacts of our extended warranty and service revenues on our gross profit measures in MD&A to the extent that they materially impact those measures.

12. Debt, page 91

3.We note your response to comment 4. Since you choose to provide a table that quantifies “Total interest expense related to the Term Loan,” please clarify why you believe it is both accurate and appropriate to exclude the most material portion of interest expense related to the loan.

Response:

We acknowledge the Staff’s comment and inform the Staff that, in future filings, the Company intends to disclose Total interest expense related to the Term Loan, inclusive of the amortization of debt discount, amortization of debt issuance costs, and cash interest incurred related to the Term Loan in the Notes to Consolidated Financial Statements.

*****

    Please do not hesitate to call me if you have any questions or require any additional information.

Sincerely,

/s/ Elizabeth Coddington
Elizabeth Coddington
Chief Financial Officer
1 Negative revenue as a percentage of Connected Fitness gross profit ratio is a result of negative Connected Fitness gross profit for the period presented.
2